

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2008

Mr. Robert L. Long
Chief Executive Officer
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

> **RE:** **Transocean Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A filed April 2, 2008**
> **File No. 3-75899**

Dear Mr. Long:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note the disclosure on page 13 that you hold a passive minority interest in a joint venture that operates in Syria. We note also the disclosure on page 6 that your drilling fleet is located in areas including the Far East and the Middle East.

These regions include North Korea, Iran, Syria and Sudan, countries identified by the State Department as state sponsors of terrorism. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through direct or indirect arrangements. Your response should describe in reasonable detail any equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

2.   We refer you to the disclosure in the last paragraph on page 19, under the risk factor sub-heading, "Our non-U.S. operations involve additional risks not associated with our U.S. operations." The paragraph does not indicate clearly that you do business in or with any country identified by the State Department as a state sponsor of terrorism, or indicate in or with which of such countries you have business contacts. Accordingly, it is not clear from the paragraph why legislation regarding investments in "companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states" would be relevant to you. Please advise, or revise as appropriate.

3.   We refer you to the disclosure on page 38 that goods bound for your rig in Turkmenistan were shipped through Iran by a freight forwarder, a potential violation of U.S. sanctions regulations that you have reported to OFAC. Please make clear in any future disclosure regarding the matter that Iran also is designated by the U.S. as a state sponsor of terrorism.

To the extent practicable pending completion of the investigation into the matter by outside counsel, please describe to us the circumstances surrounding the potential violation of U.S. sanctions regulations, and how the potential violation came to light. Include in your response information regarding the amount of time that elapsed between the potential violation and its discovery, and the reasons your internal compliance program did not prevent the goods from being shipped through Iran. Please also clarify for us whether the potential violation consists of a single instance or multiple instances in which goods were shipped through Iran, and address your potential financial liability in connection with the matter and whether such liability would be material to you.

4.   Please discuss the materiality of any contacts described in response to comment one, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of

corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

5.   Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

Note 7 – Debt, page 76

6.   We note that in 2007 you issued 1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes totaling $6.6 billion. We further note that the initial conversion rate is subject to adjustment upon the occurrence of certain corporate events. Please specify which events should they occur would result in an adjustment to the conversion rate. In addition, please tell us if there was a related contingent beneficial conversion feature at the commitment date and indicate if such contingency has been resolved. Refer to EITF 98-5 and EITF 00-27.

Note 16 – Commitments and Contingencies, page 87

7.   Please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms defined in paragraph 3 of SFAS 5. To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of SFAS 5.

Note 19 – Segments, Geographical Analysis and Major Customers, page 103

8.   Please provided the information contemplated by paragraphs 26-32 of SFAS 131 for each of your two reportable segments.

Schedule 14A filed April 2, 2008

2007 Director Compensation, page 14

9.   In future filings, please disclose the grant date fair value of the stock awards. See Instruction to Item 402(k)(2)(iii) and (i)(v) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director